EXHIBIT 77H

For RiverSource Disciplined International Equity Fund:

During the fiscal year ended October 31, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, Columbia Portfolio Builder funds, Columbia Income Builder funds, Columbia Retirement Plus funds and Columbia Management Investment Advisers, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.

For Threadneedle International Opportunity Fund:

During the fiscal year ended October 31, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia Portfolio Builder funds and Columbia Management Investment Advisers, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.